Exhibit 99.1
Caesarstone Reports Second Quarter Results

•	Record Quarterly Revenue of $148.9 million, Up 4.6%; Grows 5.0% on a Constant Currency Basis
•	Quarterly Diluted EPS of $0.42; Adjusted Diluted EPS of $0.49
•	Maintains Full Year Guidance for Revenue, Narrows Expectation for Adjusted EBITDA

MP MENASHE, Israel--(BUSINESS WIRE) -- Caesarstone Ltd. (NASDAQ:CSTE), a manufacturer of high quality engineered quartz surfaces, today reported financial results for its second quarter, ended June 30, 2017.

The Company grew revenue in the second quarter of 2017 by 4.6% to a new quarterly record of $148.9 million compared to $142.3 million in the same quarter of the prior year. On a constant currency basis, the Company grew second quarter revenue by 5.0%. Growth in revenue was driven primarily by the United States, up 8.2%, and by Canada, up 4.3% and 8.7% on a constant currency basis.

Raanan Zilberman, Chief Executive Officer, commented, "Our sales performance this quarter was in line with our expectations, but we need to continue to work hard in order to capture our full opportunity for profitability.  We are confident we can mitigate challenges and, based on our achievements in the first half, we remain comfortable with our goals for 2017.  Our business and brand are fundamentally strong around the world and our recent product launches continue to excite our markets.”

Gross margin in the second quarter was 34.9% compared to 42.1% in the same period in the prior year. The decrease was primarily due to a significant increase in polyester prices, lower manufacturing throughput related to a mix shift toward more sophisticated products, and an increased proportion, out of total production, from Richmond-Hill, which continues to require higher costs. Additionally, an increased component of fabrication and installation revenue and exchange rate fluctuations also pressured gross margin. These factors were partially offset by the positive impact of a mix-shift toward differentiated premium products.

Operating expenses in the second quarter were $32.6 million, or 21.9% of revenue. This compares to the prior year second quarter level of $28.7 million, or 20.2% of revenue. The increase in expenses was primarily due to planned investments in marketing and sales capabilities to support sales growth in the United States and to costs associated with the ramp-up of direct distribution operations in the United Kingdom.

Operating income in the second quarter was $19.3 million, an operating margin of 13.0%, compared to $31.3 million in the second quarter of 2016, an operating margin of 22.0%.

Adjusted EBITDA, which excludes share-based compensation and legal settlements and loss contingencies expenses, was $29.6 million in the second quarter of 2017, a margin of 19.9%. This compares to adjusted EBITDA of $39.8 million, a margin of 27.9% in the second quarter of the prior year.  This year-over-year margin comparison reflects the gross margin factors and the increased investment in marketing and sales, described above.

Finance expenses in the second quarter were $1.4 million, similar to the same period in the prior year.

The Company reported net income attributable to controlling interest for the second quarter of 2017 of $14.5 million compared to $25.4 million in the same quarter in the prior year. Diluted net income per share for the second quarter was $0.42 compared to $0.73 per diluted share in the prior year's second quarter. Adjusted net income per diluted share in the second quarter was $0.49 on 34.6 million shares compared to $0.73 in the prior year on 34.9 million shares.

The Company's balance sheet as of June 30, 2017 included cash, cash equivalents and short-term bank deposits of $129.4 million compared to $106.3 million at December 31, 2016.

Guidance

The Company today reiterated its full-year 2017 guidance for revenue of $580 million to $595 million.  The Company is also maintaining its guidance for adjusted EBITDA of $119 million to $126 million, noting that it currently expects it to be toward the low end of the range.

Conference Call Details

Raanan Zilberman, the Company's Chief Executive Officer, and Yair Averbuch, the Company's Chief Financial Officer, will host a conference call today, August 2, 2017, at 8:30 a.m. ET to discuss the results of the second quarter ended June 30, 2017, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.caesarstone.com. To access the call, dial toll-free 1-877-407-4018 or +1-201-689-8471 (international). The toll-free Israeli number is 1 80 940 6247. Upon dialing in, please request to join the Caesarstone Second Quarter Earnings Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter pass code 13666349.  The replay will be available beginning at 11:30 a.m. ET on Wednesday, August 2, 2017 and will last through 11:59 p.m. ET on Wednesday, August 9, 2017.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products — Classico, Supernatural, Motivo, and Concetto — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. A reconciliation of GAAP net income attributable to controlling interest to adjusted net income attributable to controlling interest and net income to Adjusted EBITDA are provided in the schedules within this release. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; the outcome of silicosis claims and other claims; unpredictability of seasonal fluctuations in revenues; delays in manufacturing if our suppliers are unable to supply raw materials; and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact
James Palczynski
Partner
ICR, Inc.
+1 (203) 682-8229

Caesarstone Ltd. and its subsidiaries
Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	June 30, 2017	December 31, 2016
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents and short-term bank deposits	$129,399	$106,270
Trade receivables, net	73,833	63,072
Other accounts receivable and prepaid expenses	30,823	39,484
Inventories	119,389	101,474

Total current assets	353,444	310,300

LONG-TERM ASSETS:
Severance pay fund	3,743	3,403
Other receivables long-term	9,951	7,977

Total long-term assets	13,694	11,380

PROPERTY, PLANT AND EQUIPMENT, NET	219,854	222,818

OTHER ASSETS	3,390	4,546

GOODWILL	36,697	35,656

Total assets	$627,079	$584,700

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$9,920	$8,540
Trade payables	64,963	48,633
Related party and other loan	3,493	3,099
Accrued expenses and other liabilities	35,938	33,065

Total current liabilities	114,314	93,337

LONG-TERM LIABILITIES:

Long-term loan and financing leaseback from a related party	8,581	8,070
Legal settlements and loss contingencies long-term	13,106	12,527
Accrued severance pay	5,128	4,265
Long-term warranty provision	1,097	988
Deferred tax liabilities, net	3,116	14,921

Total long-term liabilities	31,028	40,771

REDEEMABLE NON-CONTROLLING INTEREST	14,460	12,939

EQUITY:
Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	149,049	146,536
Accumulated other comprehensive income (loss)	825	(1,150)
Retained earnings	356,462	331,326

Total equity	467,277	437,653

Total liabilities and equity	$627,079	$584,700

Caesarstone Ltd. and its subsidiaries
Condensed consolidated statements of income

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands (except per share data)	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	$148,914	$142,348	$285,325	$259,262
Cost of revenues	96,993	82,374	184,163	156,670

Gross profit	51,921	59,974	101,162	102,592

Operating expenses:
Research and development	866	825	1,814	1,649
Marketing and selling	19,615	16,834	40,774	33,808
General and administrative	10,706	10,029	22,032	19,881
Legal settlements and loss contingencies, net	1,420	1,000	2,091	1,733

Total operating expenses	32,607	28,688	66,711	57,071

Operating income	19,314	31,286	34,451	45,521
Finance expenses, net	1,391	1,442	2,915	1,198

Income before taxes on income	17,923	29,844	31,536	44,323
Taxes on income	3,051	3,560	5,399	5,930

Net income	$14,872	$26,284	$26,137	$38,393

Net income attributable to non-controlling interest	(324)	(875)	(493)	(1,209)
Net income attributable to controlling interest	$14,548	$25,409	$25,644	$37,184
Basic net income per ordinary share (*)	$0.42	$0.73	$0.73	$1.06
Diluted net income per ordinary share (*)	$0.42	$0.73	$0.73	$1.06
Weighted average number of ordinary shares used in computing basic income per ordinary share	34,337,060	34,811,600	34,329,403	35,012,141
Weighted average number of ordinary shares used in computing diluted income per ordinary share	34,412,160	34,901,415	34,390,118	35,120,375

(*) The numerator for the calculation of net income per share for the three and six months ended June 30, 2017 has been reduced by approximately $0.2 and $0.5 million respectively, to reflect the adjustment to redemption value associated with the redeemable non-controlling interest.

Caesarstone Ltd. and its subsidiaries
Selected Condensed consolidated statements of cash flows (Unaudited)

	Six months ended June 30,
U.S. dollars in thousands	2017	2016

Cash flows from operating activities:

Net income	$26,137	$38,393
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,941	13,969
Share-based compensation expense	2,521	1,547
Accrued severance pay, net	509	(77)
Changes in deferred tax, net	(1,134)	(6,927)
Capital loss	-	8
Legal settlemnets and loss contingencies, net	2,091	1,733
Increase in trade receivables	(9,106)	(12,404)
Decrease (increase) in other accounts receivable and prepaid expenses	(4,229)	943
Increase in inventories	(16,331)	(6,052)
Increase (decrese) in trade payables	14,982	(960)
Increase (decrease) in warranty provision	102	(93)
Increase in accrued expenses and other liabilities including related party	3,175	2,552

Net cash provided by operating activities	33,658	32,632

Cash flows from investing activities:

Purchase of property, plant and equipment	(11,352)	(10,812)
Proceeds from sale of property, plant and equipment	-	21
Increase in long term deposits	(1)	19

Net cash used in investing activities (*)	(11,353)	(10,772)

Cash flows from financing activities:

Changes in short-term bank credit and loans, net	1,059	2,395
Repayment of a financing leaseback related to Bar-Lev transaction	(579)	(548)
Purchase of treasury shares at cost	-	(29,768)

Net cash provided by (used in) financing activities	480	(27,921)

Effect of exchange rate differences on cash and cash equivalents	344	(1,062)

Increase in cash and cash equivalents and short-term bank deposits	23,129	(7,123)
Cash and cash equivalents and short-term bank deposits at beginning of the period	106,270	62,807

Cash and cash equivalents and short-term bank deposits at end of the period	$129,399	$55,684

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(743)	(437)

(*) Cash used in investing activities does not include changes in bank deposits as such balance is included in the “cash and cash equivalents and short term bank deposits” line at the beginning and end of the period.

Caesarstone Ltd. and its subsidiaries

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2017	2016	2017	2016
	(Unaudited)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$14,872	$26,284	$26,137	$38,393
Finance expenses, net	1,391	1,442	2,915	1,198
Taxes on income	3,051	3,560	5,399	5,930
Depreciation and amortization	7,512	7,064	14,941	13,969
Legal settlements and loss contingencies, net (a)	1,420	1,000	2,091	1,733
Share-based compensation expense (b)	1,367	417	2,521	1,547
Provision for employees fringe benefits (c)	-	-	(114)	-
Adjusted EBITDA (Non-GAAP)	$29,613	$39,767	$53,890	$62,770

(a)	Consists of legal settlements expenses and loss contingencies, net, related to silicosis claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees of the Company.
In addition, includes expenses for phantom awards granted and related payroll expenses as a result of exercises.
(c)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israeli Tax Authority and with the National Insurance Intitute of Israel.

Caesarstone Ltd. and its subsidiaries

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands (except per share data)	2017	2016	2017	2016
	(Unaudited)
Reconciliation of net income attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income attributable to controlling interest	$14,548	$25,409	$25,644	$37,184
Legal settlements and loss contingencies, net (a)	1,420	1,000	2,091	1,733
Share-based compensation expense (b)	1,367	417	2,521	1,546
Provision for employees fringe benefits (c)	-	-	(114)	-
Tax adjustment (d)	-	(1,158)	-	(1,158)
Total adjustments	2,787	259	4,498	2,121
Less tax on non-tax adjustments (e)	475	220	770	524
Total adjustments after tax	2,312	39	3,728	1,597

Adjusted net income attributable to controlling interest (Non-GAAP)	$16,860	$25,448	$29,372	$38,781
Adjusted diluted EPS (f)	$0.49	$0.73	$0.85	$1.10

(a)	Consists of legal settlements expenses and loss contingencies, net, related to silicosis claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees of the Company.
In addition, includes expenses for phantom awards granted and the related payroll expenses as a result of exercises.
(c)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israeli Tax Authority and with the National Insurance Intitute of Israel.
(d)	Tax adjustment as a result of tax settlement with the Israeli tax authorities.
(e)	Tax adjustments for the three and six months ended June 30, 2017 and 2016 were based on the effective tax rates for these periods, respectively.
(f)	In calculating adjusted diluted (Non-GAAP) EPS, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region (Unaudited)

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2017	2016	2017	2016

USA	$64,828	$59,942	$122,852	$109,254
Australia (incl. New Zealand)	34,265	33,485	63,786	59,211
Canada	25,289	24,251	47,593	41,901
Israel	10,845	11,130	22,545	21,413
Europe	6,967	6,860	13,344	13,422
Rest of World	6,720	6,680	15,205	14,061
	$148,914	$142,348	$285,325	$259,262